EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended March 31,
	2009	2010	2011	2012	2013
	(in millions)
Earnings:
(Loss) Income before income taxes	$(58.1)	$(12.8)	$5.1	$32.8	$42.6
Fixed charges:
Interest expense from continuing operations	12.7	12.6	13.2	13.5	13.2
Interest expense from discontinued operations	0.2	-	-	-	-
Amortization of deferred financing and bond discount	0.5	0.6	0.3	0.7	0.6
Interest portion of rental expense	1.9	1.8	1.7	1.5	1.3
Total Earnings	$(42.8)	$2.2	$20.3	$48.5	$57.7

Fixed charges:
Interest expense from continuing operations	$12.7	$12.6	$13.2	$13.5	$13.2
Interest expense from discontinued operations	0.2	-	-	-	-
Amortization of deferred financing and bond discount	0.5	0.6	0.3	0.7	0.6
Interest portion of rental expense	1.9	1.8	1.7	1.5	1.3
Total Fixed charges	$15.3	$15.0	$15.2	$15.7	$15.1

Ratio of earnings to fixed charges	(a)	(a)	1.3	3.1	3.8

(a)	For the years ended March 31, 2009 and 2010 earnings were inadequate to cover fixed charges by approximately $58.1 million and $12.8 million, respectively.